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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ___________

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


                                BI INCORPORATED
                           (Name of Subject Company)

                                BI INCORPORATED
                     (Name of Person(s) Filing Statement)


                          Common Stock, no par value
                        (Title of Class of Securities)


                                  055467 20 3
                     (CUSIP Number of Class of Securities)


                                David J. Hunter
                                   President
                               6400 Lookout Road
                            Boulder, Colorado 80301
                                (303) 218-1000
           (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)

                                   Copy to:
                              John G. Lewis, Esq.
                   Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                            Denver, Colorado 80202
                                (303) 623-2700

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on August 18, 2000, and amended on August 22, 2000, by BI Incorporated, a Colorado corporation (the "Company"), relating to an offer by KBII Acquisition Company, Inc., a Colorado corporation and a wholly-owned subsidiary of KBII Holdings, Inc., a Delaware corporation, to purchase all of the outstanding Shares of the Company, at a price of $8.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000, and the related Letter of Transmittal, by adding as an exhibit a memorandum to employees of the Company dated August 24, 2000. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

Item 9.  Material to be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit
  No.           Description
-------         -----------

(e)(11) Memorandum to BI Employees dated August 24, 2000 (filed herewith).


                                       2
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2000


                                         BI INCORPORATED

                                         By:  /s/ David J. Hunter
                                              -------------------
                                                  David J. Hunter, President

                                       3
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                                 EXHIBIT INDEX


Exhibit
   No.        Description
 ------       -----------

(e)(11)       Memorandum to BI Employees dated August 24, 2000 (filed herewith).